

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2024

Eduardo Pizzuto
Chief Financial Officer
BBB Foods Inc.
Río Danubio 51
Col. Cuauhtémoc
Mexico City, Mexico 06500

>   **Re: BBB Foods Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted December 27, 2023**
>   **CIK No. 0001978954**

Dear Eduardo Pizzuto:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.   We note your response to prior comment 3. Please revise to state in the prospectus summary that Bolton Partners Ltd. will beneficially own approximately 45% of the company's voting power and that Bolton Partners Ltd. will "have significant influence over matters requiring shareholder approval" as a result.

<u>High rotation of our inventory to generate significant negative Operating Working Capital, page 8</u>

2.   We note your response to prior comment 8 and your revised disclosure. We note additional disclosures on pages F-9, F-30, and F-66 that state negative working capital is a source of cash flows. Please revise as appropriate.

<u>Non-IFRS Financial Measures and Key Operating Metrics</u>
<u>Non-IFRS Financial Measures, page 22</u>

3.   We note your response to prior comment 9 and your revised disclosure to include the comparable IFRS measure. Please tell us why you believe current assets, as opposed to working capital computed with IFRS amounts, is the most directly comparable IFRS measure to operating working capital or revise accordingly. Additionally, please tell us why you believe net loss, as opposed to net loss margin, is the most directly comparable IFRS measure to EBITDA Margin and Adjusted EBITDA Margin or revise accordingly.

4.   We note your response to prior comment 10. You state that under the new definition, working capital "includes short-term debt and the current portion of total lease liabilities." However, by adding these amounts back to operating working capital, they are excluded from the measure as if they do not exist. Please revise to disclose what a measure of current assets and liabilities that excludes both cash and current debt/leases is supposed to tell investors and explain why it is useful. For example, you state it measures your short-term liquidity but it is unclear how this measures your short-term liquidity given that it excludes a portion of your current liabilities. You also state it allows you to evaluate your ability to generate cash from daily operations, but the measure is based on balance sheet amounts rather than cash flow. As previously requested, please tell us how your presentation - which portrays a measure of working capital as if cash and current debt/leases do not exist - complies with Item 10(e)(1)(ii)(A) of Regulation S-K which generally prohibits excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures.

5.   We note your response to prior comment 11 and are continuing to evaluate it. Please tell us how your presentation of EBITDA - which adjusts net loss to eliminate the normal, recurring, cash operating expense related to your leases - complies with non-GAAP C&DI 100.01.

6.   We note your response to prior comment 12 that you believe the actual cash payments are a more accurate and transparent presentation of the actual direct cash lease expense. We continue to believe the expense incurred rather than the cash payment amounts are appropriate because you present Adjusted EBITDA as a performance measure. Should you wish to present a non-IFRS performance measure that includes the full expense of your leases, please revise accordingly.

Please contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Todd Crider